CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference on Form S-8 (File Nos. 333-185498, 333-196116 and 333-198092) of Silver Standard Resources Inc. (the Company) of our report dated February 23, 2017 relating to the 2016 consolidated financial statements and the effectiveness of internal control over financial reporting of the company which appears in Exhibit 99.1 to the Company’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 23, 2017.

signed "PricewaterhouseCoopers LLP"

Chartered Professional Accountants

Vancouver, British Columbia
February 23, 2017